EXHIBIT 12.2

CENTRAL HUDSON GAS & ELECTRIC CORPORATION
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

		Year Ended December 31,
	Earnings: ($000)	2011	2010	2009	2008	2007
A.	Net income	$45,037	$46,118	$32,776	$27,238	$33,436
B.	Federal and State Income Tax	28,177	26,164	21,142	19,273	20,326
C.	Earnings before Income Taxes	$73,214	$72,282	$53,918	$46,511	$53,762
D.	Fixed Charges
	Interest on Other Long-Term Debt	23,602	19,745	18,830	20,518	18,653
	Other Interest	4,812	5,413	5,253	4,495	4,378
	Interest Portion of Rents(1)	703	678	635	788	898
	Amortization of Premium & Expense on Debt	1,084	913	956	982	963
	Total Fixed Charges	$30,201	$26,749	$25,674	$26,783	$24,892

E.	Total Earnings	$103,415	$99,031	$79,592	$73,294	$78,654

	Preferred Dividend Requirements:
F.	Allowance for Preferred Stock Dividends Under IRC Sec. 247	$970	$970	$970	$970	$970
G.	Less Allowable Dividend Deduction	(127)	(127)	(127)	(127)	(127)
H.	Net Subject to Gross-Up	843	843	843	843	843
I.	Ratio of Earnings before Income Taxes to Net Income (C/A)	1.626	1.567	1.645	1.708	1.608
J.	Preferred Dividend (Pre-tax) (H x I)	1,371	1,321	1,387	1,440	1,356
K.	Plus Allowable Dividend Deduction	127	127	127	127	127
L.	Preferred Dividend Factor	1,498	1,448	1,514	1,567	1,483
M.	Fixed Charges (D)	30,201	26,749	25,674	26,783	24,892
N.	Total Fixed Charges and Preferred Dividends	$31,699	$28,197	$27,188	$28,350	$26,375

O.	Ratio of Earnings to Fixed Charges (E/D)	3.4	3.7	3.1	2.7	3.2
P.	Ratio of Earnings to Fixed Charges and Preferred Dividends (E/N)	3.3	3.5	2.9	2.6	3.0

(1)	The percentage of rent included in the fixed charges calculation is a reasonable approximation of the interest factor.